Exhibit 99.3

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of  April 7 2025, among, inter alios, IHS Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands, having its registered office at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands (the “Issuer”), IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited and IHS INT Mauritius Limited (collectively, the “Relevant Guarantors”), Kroll Trustee Services Limited as trustee (the “Trustee”) and Citibank, N.A., London Branch as Principal Paying Agent and Transfer Agent.

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Senior Notes Indenture”), dated as of November 29, 2021, providing for the issuance of 5.625% Senior Notes due 2026 (the “2026 Senior Notes”) and 6.250% Senior Notes due 2028 (the “2028 Senior Notes” and, together with the 2026 Senior Notes, the “Senior Notes”);

WHEREAS, as part of an ongoing review of its and its subsidiaries’ corporate structure, the Issuer and the Relevant Guarantors will be redomiciled to Mauritius using a two-step process, whereby the Relevant Guarantors have each redomiciled into Luxembourg on February 26, 2025 and will shortly hereafter redomicile into Mauritius;

WHEREAS, pursuant to Section 5.01 of the Senior Notes Indenture and in connection with the redomiciliation from Netherlands to Luxembourg, the Relevant Guarantors and the Issuer confirm that the Senior Notes Indenture and their Note Guarantees thereunder constitute legal, valid and binding obligations of the Issuer and Relevant Guarantors, enforceable in accordance with their terms (the “Confirmation”); and

WHEREAS, pursuant to Section 9.01 of the Senior Notes Indenture, the Issuer, the Relevant Guarantors, and the Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Relevant Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Senior Notes as follows:

1.CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Senior Notes Indenture.

2.CONFIRMATION. Each of the Relevant Guarantors assumes all of their respective obligations under its Note Guarantees and the Senior Notes Indenture and confirms and agrees that the Senior Notes Indenture and the Note Guarantees constitute legal, valid, and binding obligations of the applicable Relevant Guarantor enforceable in accordance with their terms.

3.EXECUTION AND DELIVERY.

(a)The execution of this Supplemental Indenture shall constitute due delivery of the Confirmation set forth in this Supplemental Indenture on behalf of the Issuer and Relevant Guarantors.

(b)If an Officer whose signature is on this Supplemental Indenture no longer holds that office at the time the Trustee authenticates the Supplemental Indenture in which the Confirmation is contained, the Confirmation shall be valid nevertheless.

4.NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Issuer or any Relevant Guarantor, as such, shall have any liability for any obligations of the Issuer or any Relevant Guarantor under the Senior Notes, the Senior Notes Indenture, the Confirmation or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes.

5.INCORPORATION BY REFERENCE. Section 12.06 of the Senior Notes Indenture is incorporated by reference to this Supplemental Indenture as if more fully set out herein. Each of the Relevant Guarantors hereby confirms its appointment of Corporation Service Company, 19 West 44th Street, Suite 200, New York, New York 10036 as its authorized agent upon whom process may be served in any such suit, action or proceeding which may be instituted in any federal or state court located in the State of New York, Borough of Manhattan arising out of or based upon the Senior Notes Indenture, the Senior Notes, the purchase agreement dated 18 November 2021 with respect to the Initial Senior Notes or the transactions contemplated hereby or thereby, and any action brought under U.S. federal or state securities laws (the “Authorized Agent”)

6.NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE AND THE SENIOR NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

7.COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8.EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

9.THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Relevant Guarantors and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

IHS HOLDING LIMITED

/s/ Steve Howden

Name: Steve Howden

Title: CFO, EVP

IHS MAURITIUS NG HOLDCO LIMITED

/s/ Mustafa Tharoo

Name: Mustafa Tharoo

Title: Director

/s/ Melissa Trovoada-Darko

Name: Melissa Trovoada-Darko

Title: Director

IHS MAURITIUS NG1 LIMITED

/s/ Mustafa Tharoo

Name: Mustafa Tharoo

Title: Director

/s/ Melissa Trovoada-Darko

Name: Melissa Trovoada-Darko

Title: Director

IHS MAURITIUS NG2 LIMITED

/s/ Mustafa Tharoo

Name: Mustafa Tharoo

Title: Director

/s/ Melissa Trovoada-Darko

Name: Melissa Trovoada-Darko

Title: Director

IHS INT MAURITIUS LIMITED

/s/ Mustafa Tharoo

Name: Mustafa Tharoo

Title: Director

/s/ Melissa Trovoada-Darko

Name: Melissa Trovoada-Darko

Title: Director

KROLL TRUSTEE SERVICES LIMITED, as Trustee, Principal Paying Agent, Transfer Agent and Registrar

/s/ Anthony Prescott

Name: Anthony Prescott

Title: Authorized Signatory